UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.                      )*
Pixelworks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
72581M 30 5
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	72581M 30 5

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Allen H. Alley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		693,641[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		81,516[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		693,641[1]

WITH:	8	SHARED DISPOSITIVE POWER

81,516[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

775,157

10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.67%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Mr. Alley has sole voting and investment power with respect to 693,641 shares of common stock of Pixelworks, Inc., which includes 171,596 stock options exercisable within 60 days of December 31, 2008.
2 Mr. Alley shares voting and investment power with respect to 81,516 shares of common stock of Pixelworks, Inc. held by him and his wife, Deborah J. Alley.

Item 1.
(a)	Name of Issuer

Pixelworks, Inc.
(b)	Address of Issuer’s Principal Executive Offices

16760 SW Upper Boones Ferry Road Suite 101 Portland, OR 97224
Item 2.
(a)	Name of Person Filing

Allen H. Alley

(b)	Address of Principal Business Office or, if none, Residence

The principle business address of Mr. Alley is:

16760 SW Upper Boones Ferry Road Suite 101 Portland, OR 97224

(c)	Citizenship

Mr. Alley is a United States citizen

(d)	Title and Class of Securities

Common stock

(e)	CUSIP Number

72581M 30 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.1d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:		775,157

(b)	Percent of class:		5.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	693,641

	(ii)	Shared power to vote or to direct the vote:	81,516

	(iii)	Sole power to dispose or to direct the disposition of:	693,641

	(iv)	Shared power to dispose or to direct the disposition of:	81,516
Mr. Alley has sole voting and investment power with respect to 693,641 shares of common stock of Pixelworks, Inc., which includes 171,596 stock options exercisable within 60 days of December 31, 2008. Mr. Alley shares voting and investment power with respect to 81,516 shares of common stock of Pixelworks, Inc. held by him and his wife, Deborah J. Alley.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/4/2009
Date

/s/ Allen Alley

Allen H. Alley
Chairman, Board of Directors of Pixelworks, Inc.